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                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                      ______________________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.      )*

               INTERNATIONAL NURSING SERVICES, INC.
                         (Name of Issuer)

                     Common Stock, $.001 par value
                  (Title of Class of Securities)

                            460093404
                          (CUSIP Number)

                         Laura Huberfeld
          152 West 57th Street, New York, New York 10019
                           212-581-0500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           July 18, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-I(b)(3) or (4), check the following box  [ ]

     Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                     Schedule 13D

CUSIP No. 460093404            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Laura Huberfeld

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.

               7.   SOLE VOTING POWER
                    N/A

               8.   SHARED VOTING POWER
                    N/A

               9.   SOLE DISPOSITIVE POWER
                    768,000

               10.  SHARED DISPOSITIVE POWER
                    N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    768,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.91%

14.  TYPE OF REPORTING PERSON*
                    IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                     Schedule 13D

CUSIP No. 460093404            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Naomi Bodner

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.

               7.   SOLE VOTING POWER
                    N/A

               8.   SHARED VOTING POWER
                    N/A

               9.   SOLE DISPOSITIVE POWER
                    768,000

               10.  SHARED DISPOSITIVE POWER
                    N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    768,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.91%

14.  TYPE OF REPORTING PERSON*
                    IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                     Schedule 13D

CUSIP No. 460093404            13D


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Huberfeld/Bodner Family Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [x]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

               7.   SOLE VOTING POWER
                    N/A

               8.   SHARED VOTING POWER
                    N/A

               9.   SOLE DISPOSITIVE POWER
                    320,000

               10.  SHARED DISPOSITIVE POWER
                    N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    320,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.8%

14.  TYPE OF REPORTING PERSON*
                    CO


               *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.  Security and Issuer

     This statement relates to Common Stock, $.001 par value per share (the "Common Stock"), of International Nursing Services, Inc. (the "Company"). The address of the principal executive office of the Company is 360 South Garfield Street, Suite 640, Denver, Colorado 80209.

Item 2.  Identity and Background

     (a) This statement is filed on behalf of Laura Huberfeld, Naomi Bodner and the Huberfeld/Bodner Family Foundation of which
Laura Huberfeld and Naomi Bodner are officers ("Foundation")
(collectively the "Reporting Persons").

     (b)  The business address for all Reporting Persons is 152
West 57th Street, New York, New York 10019.

     (c) Mmes. Huberfeld and Bodner's principal occupation is personal investments. Foundation, a New York corporation, is a charitable foundation. All Reporting Persons conduct their respective businesses primarily at the address above.

     (d) On January 7, 1993, David Bodner, President of Foundation and Murray Huberfeld, Vice-President of Foundation pled guilty in Federal District Court in the Eastern District of New York to illegal possession of a false identification document in connection with taking a government administered examination. Each of Messrs. Huberfeld and Bodner were fined $5,000 for this misdemeanor offense.

     (e)  During the last five years, none of the Reporting
Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

     (f) Each of the individual Reporting Persons is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

     All of the funds used in the acquisition of the securities came from personal or internal working capital of the Reporting
Persons.

Item 4.  Purpose of Transaction

     All securities listed under Item 5 below have been acquired for investment. None of the Reporting Persons has any plans with

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respect to any of such securities which is referred to in Items
4(a)-4(j) of Schedule 13D.




Item 5.  Interest in Securities of the Issuer.

     (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of July 22, 1996. The table assumes that the Conversion Price (as defined below) as of the date of this filing is $1.25. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Common Stock which may affect the Conversion Price. The table assumes further that all Preferred Stock and Warrants (as hereinafter defined) were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 4,382,403 prior to such conversion and exercise.


                           Number of Shares               Percentage of
Name                       Beneficially Owned             Outstanding Shares


Huberfeld/Bodner
Family Foundation(1)           320,000                          6.8%


Laura Huberfeld(2)             768,000                        14.91%


Naomi Bodner(2)                768,000                        14.91%


(1) Consists of 160,000 shares issuable upon conversion of Preferred Stock and 160,000 shares issuable upon exercise of Warrants.

(2) Consists of 384,000 shares issuable upon conversion of Preferred Stock and 384,000 shares issuable upon exercise of Warrants. Does not include shares and Warrants owned by Foundation.

     (b) Mmes. Huberfeld and Bodner each disclaim beneficial ownership in the Common Stock that are owned by the other party and by Foundation and that are reported herewith. In addition, Foundation disclaims beneficial ownership in the Common Stock owned by Mmes. Huberfeld and Bodner. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.


     (c) Pursuant to a private placement (the "Placement"), on July 18, 1996, Ms. Huberfeld and Ms. Bodner each purchased from

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the Company 24 units ("Units") at $10,000 per Unit.  Each Unit consists of one share of 1996 Convertible Preferred Stock ("Preferred Stock") having a conversion value of $10,000 and warrants ("Warrants") to purchase 8,000 shares of Common Stock at $2.50 per share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997 on which a registration statement (the "Registration Statement") with respect to the Common Stock underlying the Preferred Stock and the Warrants which the Company has undertaken to file is not in effect. For a period of three years, the Preferred Stock will at the option of the holder be convertible into shares of Common Stock at the lesser of $1.25 per share or 75% of the average closing sales price of the Common Stock as quoted on the Nasdaq during the last five trading days
prior to conversion (the "Conversion Price").   On the same date,
Foundation purchased 10 Units. In addition, Reporting Persons were granted an option (the "Option") to purchase up to an additional number of Units equal to the number of Units purchased in the Placement at $10,000 per Unit. The expiration date of the Option is December 31, 1997, or, if earlier, the 30th day of the effectiveness of the Registration Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See the disclosures under Items 2 and 5(b).

Item 7.  Material to be Filed as Exhibits

          (1) Agreement among Reporting Persons to Joint Filing of Schedule 13D.


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                            SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 29, 1996


                              HUBERFELD/BODNER FAMILY FOUNDATION


                              By:/s/ Murray Huberfeld
                              Title: Vice-President


                              /s/ Laura Huberfeld
                              Laura Huberfeld


                              /s/ Naomi Bodner
                              Naomi Bodner